                                                Filed Pursuant to Rule 424(b)(4)

                                                      Registration No. 333-16785

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 23, 1997

                                  $150,000,000

                        CARLISLE COMPANIES INCORPORATED

                    7 1/4% SENIOR NOTES DUE JANUARY 15, 2007
                               ------------------

    Interest on the Notes is payable on January 15 and July 15 of each year, commencing July 15, 1997. The Notes are not redeemable prior to maturity and are not subject to any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes".

                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS
               SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                 INITIAL PUBLIC
                                                                    OFFERING      UNDERWRITING     PROCEEDS TO
                                                                    PRICE(1)       DISCOUNT(2)    COMPANY(1)(3)
                                                                ----------------  -------------  ----------------
Per Note......................................................      99.848%          0.650%          99.198%
Total.........................................................    $149,772,000      $975,000       $148,797,000

---------

(1) Plus accrued interest from January 15, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $210,000 payable by the Company.

                            ------------------------

    The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about January 28, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.
                                ----------------

          The date of this Prospectus Supplement is January 23, 1997.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                  THE COMPANY

    The Company manufactures and distributes a wide variety of products across a broad range of industries, including, among others, the roofing, real estate construction, trucking, automotive, foodservice, industrial equipment, lawn and garden and aircraft manufacturing industries. The Company markets its products both as a component supplier to original equipment manufacturers ("OEMs"), as well as directly to end users. International sales by the Company accounted for approximately 13% of its net sales for 1995 and 12% for the first nine months of 1996.

    While many of the industries in which the Company competes are cyclical and/or mature industries, it has been able to achieve consistent growth in net sales and operating earnings. From 1991 through 1995 (excluding the effects of an $18.7 million restructuring charge in 1991), the Company's net sales and operating earnings increased at compound annual growth rates of 13.2% and 22.9%, respectively. For the nine months ended September 30, 1996, the Company reported net sales of $740.0 million and operating earnings of $74.9 million, representing increases of 22.2% and 29.9%, respectively, from the first nine months of 1995. The Company has achieved this growth by adding new businesses through acquisitions, increasing its share in existing markets, broadening its product lines and expanding internationally. The Company's acquisition strategy is to acquire niche manufacturers who are or can be leaders in their markets. The Company strives to quickly integrate acquired companies and manage them for improved productivity and long-term growth by providing financial resources and streamlining operational, selling and administrative functions, where appropriate.

    Sales of the Company's products are reported by distribution to one of the following three industry segments: Construction Materials (37.5% of net sales in 1995), Transportation Products (33.9% of net sales in 1995) and General Industry (28.6% of net sales in 1995). The principal products, services and markets or customers served in each of these industry segments include:

Construction Materials--       The principal products of this segment are rubber and
                               plastic sheeting used predominantly on non-residential flat roofs and related roofing accessories, including flashings, fasteners, ceiling tapes, coatings and waterproofings. The
                               Company distributes its products under the SynTec brand
                               name, as well as private labels. The Company offers 5 to 15 year warranties in connection with its roofing system sales covering all labor and materials necessary to maintain a
                               leak-free roof. In order to minimize warranty exposure, only
                               SynTec-trained and certified contractors may install the
                               Company's roofing systems. The markets served include new
                               construction, re-roofing and maintenance of low slope roofs, water containment, HVAC sealants, and coatings and
                               waterproofing.

Transportation Products--      The principal products of this segment include heavy-duty
                               friction and braking systems for truck and off-highway
                               equipment, rubber and plastic automotive components,
                               high-grade aerospace wire, specialty trailers,
                               self-contained ISO 40-foot perishable cargo shipping
                               containers, standard and custom built high payload trailers and dump bodies. Customers include truck OEMs, shipping
                               lines, heavy equipment and truck dealers and aftermarket
                               distributors, commercial haulers, automotive OEMs and
                               systems suppliers, and dairy product distributors.

General Industry--             The principal products of this segment include small
                               bias-ply rubber tires and wheels, commercial and
                               institutional plastic foodservice permanentware and catering equipment, fiberglass and composite material trays and
                               dishes, specialty rubber and plastic cleaning brushes and
                               stainless steel processing equipment. Customers served by
                               this segment include foodservice distributors, restaurants, golf car manufacturers, power equipment manufacturers, boat and utility trailer manufacturers and dairy and
                               pharmaceutical processors.

    In each industry segment, the Company's products are generally distributed either by Company-employed field sales personnel or manufacturer's representatives. In a few instances, distribution is through dealers and independent distributors. Since many of the Company's customers are OEMs, marketing methods and certain operations are designed to accommodate the requirements of a small group of high-volume producer-customers.

    The Company is engaged in businesses, and its products serve markets, that generally are highly competitive. Product lines serving most markets tend to be price competitive and all lines also compete on service and product performance. No industry segment is dependent upon a single customer, or a few customers, the loss of which would have a material adverse effect on the segment.

                               RECENT DEVELOPMENT

    On October 4, 1996, the Company acquired substantially all of the assets of the Engineered Plastics division of Hoover Universal, Inc., a wholly-owned subsidiary of Johnson Controls, Inc., for $80.0 million in cash plus the assumption of certain liabilities totalling approximately $26.5 million (the "Acquisition"). The assets acquired primarily included certain facilities and equipment used in the manufacture of injection molded and blow molded plastic parts for the automotive industry and related automotive tooling, as well as substantially all of the inventory and accounts and notes receivable of the Engineered Plastics division. The Engineered Plastics division, which will be included in the Company's Transportation Products segment, reported net sales of $104.9 million for the nine months ended September 30, 1996. The Acquisition was financed using borrowings under the Company's existing $150 million revolving credit facility (the "Revolving Credit Facility"). See "Use of Proceeds". For certain pro forma financial information giving effect to the Acquisition, see "Selected Historical and Pro Forma Financial Data".

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes are estimated to be approximately $148.8 million. The net proceeds will be used (i) to repay all amounts outstanding under the Revolving Credit Facility, which are expected to total approximately $115.0 million at the time of the closing of this offering and (ii) to repay approximately $10.0 million of other short-term debt, which was incurred for general corporate purposes. The Company intends to use the remaining net proceeds from this offering (estimated to be approximately $23.8 million) for general corporate purposes.

    The Company borrowed $80 million under the Revolving Credit Facility to finance the Acquisition, $15.3 million to finance the acquisition of Scherping Systems, Inc. and Scherping Controls, Inc. and $7.1 million to repay certain indebtedness. The remaining borrowings under the Revolving Credit Facility were incurred for general corporate purposes. At December 31, 1996, borrowings under the Revolving Credit Facility bore interest at the rate of approximately 5.8% per annum and matures in the first quarter of 1997. At December 31, 1996, the other short-term debt to be repaid bore interest at the rate of 5.5% per annum and matures on October 2, 1997.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at September 30, 1996 on a historical basis, and as adjusted to give effect to (i) the Acquisition and (ii) the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Recent Development" and "Use of Proceeds".

                                                                      AT SEPTEMBER 30, 1996
                                                                     -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                     ---------  ------------

                                                                         (IN THOUSANDS)
Short-term debt (including the Revolving Credit Facility and
  current maturities)(1)...........................................  $  55,989   $   --
                                                                     ---------  ------------
                                                                     ---------  ------------
Long-term debt (excluding current maturities)
  8.09% senior notes due 1998-2002.................................  $  48,000   $   48,000
  Industrial development and revenue bonds due through 2014........     12,505       12,505
  Notes offered hereby.............................................     --          150,000
  Other, including capital lease obligations.......................      6,764        6,764
                                                                     ---------  ------------
    Total long-term debt...........................................     67,269      217,269
                                                                     ---------  ------------
Stockholders' equity
  Common stock, par value $1.00, authorized 25,000,000 shares,
    outstanding 19,665,312 shares(2)...............................     19,665       19,665
  Additional paid-in capital.......................................     10,092       10,092
  Retained earnings................................................    346,236      346,236
  Cost of shares in treasury.......................................    (80,546)     (80,546)
                                                                     ---------  ------------
    Total stockholders' equity.....................................    295,447      295,447
                                                                     ---------  ------------
      Total capitalization.........................................  $ 362,716   $  512,716
                                                                     ---------  ------------
                                                                     ---------  ------------

------------------------

(1) On October 4, 1996, the Company borrowed $80 million under the Revolving Credit Facility to finance the Acquisition, all of which is expected to be repaid with proceeds from the offering of the Notes.

(2) Does not give effect to a two-for-one split of the Company's common stock, par value $1.00 per share, completed on January 15, 1997.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The selected historical consolidated financial data of the Company for each of the five years ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company included in the documents incorporated by reference in the accompanying Prospectus. The selected historical consolidated financial data for the nine months ended September 30, 1995 and 1996 is unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations for these periods have been included. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The pro forma financial data have been prepared to reflect the Acquisition as if it had occurred on January 1, 1996 for income statement purposes and on September 30, 1996 for balance sheet purposes, on the basis of the assumptions described in Note 1 hereto. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such events had occurred as indicated, or to project that Company's financial position or results of operations for any future date or period. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 1995 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, each of which is incorporated by reference in the accompanying Prospectus.

                                                                                                    NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                                 -----------------------------------------------------  -----------------------------------------
                                                                                            1995          1996          1996
                                   1991       1992       1993       1994       1995        ACTUAL        ACTUAL     PRO FORMA(1)
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------

                                                                                        (UNAUDITED)   (UNAUDITED)    (UNAUDITED)

                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA
  Net sales....................  $ 500,771  $ 528,052  $ 611,270  $ 692,650  $ 822,534   $  605,325    $  740,039    $   844,942
  Cost of goods sold...........    370,747    389,191    452,792    516,282    624,860      457,867       560,547        655,427
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
    Gross profit...............    130,024    138,861    158,478    176,368    197,674      147,458       179,492        189,515
  Selling and administrative
    expenses...................     86,259     86,876     98,449    102,992    109,236       80,965        95,446         99,435
  Research and development
    expenses...................     10,423     10,724     11,165     11,933     12,339        8,818         9,110         10,399
  Restructuring charge(2)......     18,700     --         --         --         --           --            --            --
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
    Operating earnings.........     14,642     41,261     48,864     61,443     76,099       57,675        74,936         79,681
  Interest and other expenses,
    net........................     (4,081)    (1,541)    (1,952)    (2,652)    (3,241)      (2,207)       (4,447)        (8,737)
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
    Earnings before income
      taxes....................     10,561     39,720     46,912     58,791     72,858       55,468        70,489         70,944
  Income taxes.................      4,007     15,492     18,534     23,223     28,777       21,963        27,948         28,127
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
    Earnings from continuing
      operations...............      6,554     24,228     28,378     35,568     44,081       33,505        42,541         42,817
  Net earnings (loss) from
    discontinued
    operations(3)..............    (14,989)       471     --         --         --           --            --            --
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
    Net earnings (loss)........  $  (8,435) $  24,699  $  28,378  $  35,568  $  44,081   $   33,505    $   42,541    $    42,817
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
                                 ---------  ---------  ---------  ---------  ---------  ------------  ------------  -------------
  Earnings per share from
    continuing operations......  $    0.43  $    1.58  $    1.83  $    2.30  $    2.82   $     2.14    $     2.75    $      2.77
  Net earnings (loss) per
    share......................  $   (0.55) $    1.61  $    1.83  $    2.30  $    2.82   $     2.14    $     2.75    $      2.77
  Average shares
    outstanding(4).............     15,268     15,337     15,478     15,480     15,633       15,629        15,447         15,447
BALANCE SHEET DATA AT PERIOD
  END(5)
  Net working capital..........  $  94,097  $ 162,088  $ 144,474  $ 164,669  $ 153,709   $  157,677    $  123,199    $    40,697
  Total assets.................    324,720    383,250    420,363    485,283    542,423      536,916       638,871        745,057
  Short-term debt..............     --         --         --         --         --           --            55,989        135,989
  Long-term debt...............     48,623     69,098     59,548     69,148     72,725       71,834        67,269         67,269
OTHER DATA
  Ratio of earnings to fixed
    charges(6).................       3.06       7.78       9.89       9.73       8.70         8.54          8.22           6.07
  Debt as percent of total
    capital....................         20%        25%        21%        22%        21%          21%           29%            41%
  Capital expenditures.........  $  19,711  $  19,924  $  28,490  $  31,082  $  37,467   $   26,271    $   26,061    $    26,061
  Depreciation and
    amortization...............     19,427     18,806     20,688     21,940     23,230       18,391        22,092         27,051

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FOR PRECEDING PAGE)
------------------------------

(1) The pro forma financial data reflect the following adjustments related to the Acquisition:

    (a) A net increase in the basis of the assets acquired to their estimated fair values, and additional depreciation expense from January 1, 1996 through September 30, 1996 on such assets resulting from the net increase in basis.

    (b) Recognition of $39.2 million of goodwill (excess of the Acquisition cost over the fair value of the assets acquired), and amortization of goodwill from January 1, 1996 through September 30, 1996 (calculated on a straight-line basis over 30 years).

    (c) Borrowings of $80.0 million under the Revolving Credit Facility to finance the Acquisition, and interest expense from January 1, 1996 through September 30, 1996 on such funds at an assumed interest rate of 7.15%.

    (d) Reduction of income taxes resulting from the foregoing adjustments.

   The pro forma data do not include capital expenditures of the Engineered
    Plastics division, which the Company believes were not material.

(2) In the third quarter of 1991, the Company recorded a restructuring charge of $18.7 million for costs associated with the relocation and consolidation of certain operations and the elimination of product lines.

(3) In 1991, the Company recorded a net loss from discontinued operations of $15.0 million related to the discontinuation of its computer tape and systems integration hardware businesses. This loss consisted of a $12.6 million after-tax charge for anticipated disposal costs and the write-down of related assets to estimated realizable value and a $2.4 million after-tax loss from discontinued operations. In 1992, the Company recognized after-tax earnings from discontinued operations of $0.5 million, reflecting better than anticipated performance from these businesses.

(4) On June 1, 1993, the Company completed a two-for-one split of its common stock, par value $1.00 per share. All references to average shares outstanding and net earnings per share reflect this stock split. Does not reflect a two-for-one split of the Company's common stock, par value $1.00 per share, completed on January 15, 1997.

(5) Net working capital for 1991 does not include current assets of discontinued operations totalling $21.2 million. Total assets for 1991 and 1992 do not include net assets of discontinued operations totalling $30.0 million and $0.3 million, respectively.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1996 AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995, EACH OF WHICH IS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS.

    THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE INFORMATION INCORPORATED THEREIN BY REFERENCE CONTAIN CERTAIN FORWARD LOOKING STATEMENTS WHICH ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF CHANGES IN THE DOMESTIC AND INTERNATIONAL ECONOMIES, THE SUCCESSFUL INTEGRATION OF BUSINESSES ACQUIRED BY THE COMPANY, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, INCLUDING THE LOSS OF MARKET SHARE THROUGH COMPETITION, CHANGES IN INTEREST RATES AND PRICE FLUCTUATIONS IN FOREIGN CURRENCIES, ADVERSE WEATHER CONDITIONS IN THE MARKETS SERVED BY THE COMPANY, THE COMPANY'S ABILITY TO CONTINUE TO BROADEN ITS PRODUCT LINES AND TO MEET INTERNAL PERFORMANCE GOALS AND THE EFFECTS OF STATE AND FEDERAL REGULATION ON THE COMPANY'S BUSINESSES.

                        NET SALES AND OPERATING EARNINGS

                                   BY SEGMENT

                                                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                             YEAR ENDED
                                            DECEMBER 31,               SEPTEMBER 30,         SEPTEMBER 30,
                                   -------------------------------  --------------------  --------------------
                                     1993       1994       1995       1995       1996       1995       1996
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                  (IN MILLIONS)
NET SALES:
  Construction Materials.........  $   247.6  $   288.6  $   308.3  $    88.8  $    98.2  $   230.9  $   240.6
  Transportation Products........      177.0      200.2      278.9       74.9       83.1      198.7      256.7
  General Industry...............      186.7      203.9      235.3       52.8       71.3      175.7      242.7
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total net sales..............  $   611.3  $   692.7  $   822.5  $   216.5  $   252.6  $   605.3  $   740.0
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
OPERATING EARNINGS:
  Construction Materials.........  $    25.5  $    35.1  $    36.7  $    12.3  $    15.2  $    27.4  $    32.1
  Transportation Products........       11.6       13.5       20.2        5.0        6.3       14.8       21.7
  General Industry...............       18.9       21.4       29.6        7.0        8.4       23.4       31.3
  Corporate expenses.............       (7.2)      (8.5)     (10.4)      (2.5)      (2.8)      (7.9)     (10.2)
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating earnings.....       48.8       61.5       76.1       21.8       27.1       57.7       74.9
  Interest and other expenses,
    net..........................       (1.9)      (2.7)      (3.2)      (1.1)      (1.4)      (2.2)      (4.4)
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Earnings before income taxes...       46.9       58.8       72.9       20.7       25.7       55.5       70.5
  Income taxes...................       18.5       23.2       28.8        8.2       10.2       22.0       28.0
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings.................  $    28.4  $    35.6  $    44.1  $    12.5  $    15.5  $    33.5  $    42.5
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

    The Company recorded record net earnings of $15.5 million for the third quarter of 1996, marking the 19th consecutive quarter-over-quarter improvement in net earnings. Third quarter net sales of $252.6 million represented a 17% increase over net sales of $216.6 million in the third quarter of 1995. Net earnings of $15.5 million, or $1.00 per share, for the quarter reflected an increase of 24% over 1995 net earnings of $12.5 million, or $0.80 per share. For the nine months ended September 30, 1996, net sales totalled $740.0 million, a 22% increase over 1995. Net earnings on a year-to-date basis were $42.5 million, or $2.75 per share, a 27% increase over 1995 net earnings of $33.5 million, or $2.14 per share. A record performance from the Construction Materials segment and the continuation of favorable operating results from the Transportation Products and General Industry segments contributed to the record results for the quarter.

    During the nine months ended September 30, 1996, the Company completed four acquisitions. In March, the Company acquired Intero, Inc. and Unique Wheel, Inc., leading manufacturers of steel and aluminum wheels and rims sold to OEM trailer customers and the automotive aftermarket. In August, the Company completed the acquisition of Scherping Systems, Inc. and Scherping Controls, Inc., leading suppliers of cheese processing systems and equipment for the dairy industry.

    Construction Materials segment net sales of $98.2 million and earnings of $15.2 million in the third quarter of 1996 were the highest ever achieved in the Company's history. Net sales for the quarter were 11% above 1995, while segment earnings improved 24%. Year-to-date 1996 net sales increased 4% over 1995, and segment earnings were up 17%. A continued favorable product mix and cost reduction strategies resulted in the favorable earnings performance.

    Transportation Products segment net sales increased 11% in the third quarter to $83.1 million from $74.9 million in 1995. Segment earnings in the quarter improved 26% over 1995. For the nine months ended September 30, 1996, net sales increased 29% over 1995 to $256.7 million, and earnings improved 47%, to $21.7 million. Heavy duty friction products and custom rubber and plastics operations reported favorable performances and the specialized transportation trailer operations acquired in 1995 added to segment results.

    General Industry segment net sales were 35% higher in the third quarter of 1996 versus 1995, totalling $71.3 million. Segment earnings improved 21% over the third quarter of 1995. On a year-to-date basis, segment net sales were $242.7 million, a 38% increase over 1995, while segment earnings improved 34%. Positive results from the acquired operations in steel wheels and rims and stainless steel in-plant processing equipment more than offset recent softness experienced in the lawn and garden industry.

    Gross margins were 24.3% during the first nine months of 1996 compared to 24.4% in the same period in 1995. This decrease reflected primarily the acquisition in 1995 of businesses with lower gross margins.

    Selling and administrative expenses as a percent of sales declined to 12.9% during the first nine months of 1996 from 13.4% in the same period in 1995. This decrease reflected aggressive cost containment programs and the acquisition in 1995 of businesses with comparatively lower selling and administrative expense structures.

    Research and development expenses increased to $9.1 million from $8.8 million in 1995. The 3.4% increase during the first nine months of 1996 reflected additional expenditures for the development of new braking system products and molded and extruded products for non-automotive markets.

    Interest expense increased to $6.0 million in 1996, compared to $4.5 million in 1995, reflecting the increased level of debt incurred to finance the acquisitions of Trail King Industries, Inc. ("Trail King"), Intero, Inc. and Unique Wheel, Inc., equipment purchases for the container manufacturing operation and generally higher interest rates in 1996. Net earnings for the three months ended September 30, 1996 were $15.5 million, a 24% increase from the comparable period in 1995. On a year-to-date basis, net earnings were $42.5 million compared to $33.5 million in 1995.

    Net working capital was $123.2 million at September 30, 1996, compared to $157.7 million a year ago. Cash flows from operations for the nine months ended September 30, 1996 totalled $57.9 million, more than double the amount generated during the comparable period in 1995. Long-term debt was $67.3 million at September 30, 1996, while outstanding short-term debt was $56.0 million.

    The Company purchased $10.9 million of treasury stock and paid $10.3 million in dividends in the nine months ended September 30, 1996. The Company's primary liquidity and capital resources are its operations, bank lines of credit and long-term borrowings. The Company continues to have substantial borrowing capacity and financial flexibility.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    The Company achieved record sales and earnings in 1995. Net sales in 1995 were $822.5 million, an increase of 19% over 1994 net sales of $692.7 million. Net earnings increased to $44.1 million, or $2.82 per share, a 24% increase over 1994 net earnings of $35.6 million, or $2.30 per share. Each of the Company's three segments recorded improvements over the operating results reported in 1994. While raw material cost increases and operational start-up costs affected gross margins during 1995, the Company was able to control selling and administrative expenses allowing for improvement in overall operating margins.

    During 1995, the Company completed four acquisitions, adding principally to its Transportation Products segment. In April, the Company acquired the assets of Thunderline Corporation, a producer of rubber parts for the automotive industry. The acquisition added new products and customers to the Company's custom-molded plastics and rubber parts operations, as well as the ability to manufacture and market silicone rubber components. In June, the Company completed the acquisition of Trail King, the leading manufacturer of specialized lowbed trailers used in the transportation of construction equipment and in other commercial applications. In early September, Trail King finalized the complementary acquisition of Ti-Brook, Inc. and Ti-Brook South, Inc., which design, manufacture and distribute a variety of specialized dump bodies and trailers used in the transportation of coal, pelletized loads, refuse and other products. In October, the Company acquired Walker Stainless Equipment, Inc., a leading supplier of transportation trailers for liquid food products. Walker also designs and manufactures in-plant processing equipment for the food, pharmaceutical and chemical industries.

    Construction Materials segment net sales increased 7% in 1995 to $308.3 million compared to $288.6 million in 1994. Domestic non-residential roofing sales accounted for the increase, as 5% more square feet of roofing membrane was shipped in 1995 versus 1994. International operations were restructured in late 1995 after continued disappointing performance in most non-domestic markets. In addition, poor results from the Company's metal roofing business led to the decision to sell its west coast operations and re-focus its efforts on eastern and midwestern markets. In late 1996, the Company decided to divest its metal roofing business entirely. Segment earnings in 1995 increased 5% over 1994 results, to $36.7 million. Gross margins were unfavorably impacted by increased sales of lower margin items and raw material cost increases, which the Company was unable to pass along to customers. However, the operations were able to maintain comparable profitability, despite continued pricing pressure, through cost control and productivity improvements. Selling and administrative expenses as a percent of net sales decreased nearly 5% in 1995 compared to 1994.

    Transportation Products segment net sales were $278.9 million in 1995, a 39% increase over 1994. Although sales from operations acquired in 1995 generated the majority of the growth, every operation in the segment recorded sales gains. Segment earnings improved 50% in 1995 over 1994, while absorbing the first-year financial results experienced at the Company's container manufacturing operation. Despite a weaker domestic automotive market in 1995 versus 1994, new products and additional capacity combined for an increase of over 12% in sales from the Company's custom-molded and extruded plastics and rubber parts operations. Custom plastics and rubber operations achieved a 15% earnings improvement while absorbing nearly $1.0 million of non-recurring plant realignment and equipment movement costs in 1995. Heavy duty friction product sales to truck and trailer manufacturers declined slightly in 1995 compared to a very strong 1994, as build levels began to slow in the second half of the year. Aftermarket sales in 1995 were consistent with 1994 as very competitive pricing persisted. Industrial friction and brake products operations both experienced solid sales growth in 1995, from continued penetration in international markets and new product offerings. Overall, earnings from friction and brake products operations improved over 25% from 1994. Efficiency gains and increased absorption accounted for most of the improvement. In addition, 1994 results were adversely impacted by the closure of the Company's brake products' Brazilian operations. Specialized trailers and dump body operations acquired in 1995 performed at expectations. Sales of high-performance aircraft wire increased nearly 15% over 1994, returning to 1993 levels. Earnings results continued to progress closer to acceptable returns due to the aircraft wire operation's renewed focus on manufacturing processes. The Company's refrigerated container leasing joint venture continued to increase its market penetration and earnings in 1995.

    General Industry segment net sales increased $31.4 million to $235.3 million in 1995 compared to 1994, a 15% improvement. The segment sales comparisons were unfavorably impacted in 1995 compared to 1994 by approximately $6.7 million due to the divestitures of the Company's DSI, NETstor and Vistatech businesses. Segment earnings increased 39% in 1995 versus 1994. The operations which were divested or closed prior to the start of 1995 incurred losses of $3.1 million in 1994. Another record performance by the Company's specialty tires and wheels operations in 1995 resulted in sales increases of nearly $10 million compared to 1994. Increased revenues were due to continued market share gains in lawn and garden, trailer and golf car equipment. Replacement sales also increased in 1995. Specialty tires and wheels operations posted a 14% earnings improvement over 1994 results. Capacity gains and production improvements at the manufacturing site in China helped offset higher raw material costs, resulting in margins consistent with 1994. Foodservice operations benefitted from increased market penetration and expanded product offerings through its strong distribution network, to achieve record sales and earnings results for 1995. Domestic and international growth combined to increase sales by 28% over 1994. Improvements in operating expense ratios offset a small decline in gross margins, contributing to overall earnings improvement of 27% over 1994. The Company's December 1994 acquisition of Sparta Brush Company, a leading manufacturer of specialized brushes and cleaning tools to the foodservice, food and dairy processing, marine and janitorial markets, contributed positively to both sales and earnings gains in foodservice operations. Sales and earnings of high speed data wire and cable products showed strong improvements in 1995. New product offerings, combined with effective cost containment programs, generated positive results at the Company's medical monitoring devices operation.

    Gross margins were 24.0% in 1995 compared to 25.5% in 1994. Globally depressed selling prices and higher than anticipated material costs in the first year of production at the Company's container manufacturing operation, as well as acquisitions of lower gross margin businesses, resulted in the decline in margins in 1995. Across most operations, and particularly those in the Construction Materials segment, raw material costs rose in 1995, but only limited success was achieved in passing these increased costs through to customers. However, higher production volumes allowed manufacturing expenses to be more effectively absorbed, resulting in consistent gross margins at most operations in 1995.

    Selling and administrative expenses as a percent of net sales declined to 13.3% in 1995 from 14.9% in 1994. The strong performance in controlling expenses was evidenced by the fact that selling and administrative expenses rose only $6.2 million to support the 1995 sales increase of $129.8 million. All major operations reported lower expense ratios reflecting the continuation of aggressive cost containment programs. Acquisitions of operations in 1995 with comparatively lower selling and administrative expense structures also contributed to the improved ratios.

    Research and development expenses increased to $12.3 million in 1995 compared to $11.9 million in 1994. Friction and braking systems operations incurred the largest increase in expenses, as a number of new product introductions and test programs were ongoing during the year. Custom plastics and rubber operations also incurred additional product development expenses through equipment acquisitions and plant alignment initiatives in 1995. The divestiture and closure of certain operations which were part of the General Industry segment in 1994 partially offset the increase in research and development expenses.

    Interest expense was $6.1 million in 1995 compared to $4.6 million in 1994. In June 1995, the Company assumed $3.8 million of long-term debt related to the acquisition of Trail King. Also, in the second half of 1994, the Company secured $8.0 million of industrial development bonds, which have since been redeemed. These actions, along with higher interest rates in 1995, contributed to the higher interest expense for the year.

    Income taxes were computed for financial statement purposes at 39.5% in 1995, the same rate used in 1994. The increase in the corporate federal tax rate legislated in 1993 is reflected in each year's income tax rates for the Company.

    Net earnings increased 24% to a record $44.1 million, or $2.82 per share, in 1995. This compares to net earnings of $35.6 million, or $2.30 per share, in 1994. Strong performances by each of the Company's major operations produced the record earnings in 1995.

    Order backlog was $160.7 million at December 31, 1995 and $103.9 million at December 31, 1994. Although the majority of the increase was related to operations acquired in 1995, stronger backlog positions were evident at all major operations within the Construction Materials and Transportation Products segments, as well as specialty tires and wheels operations. Backlog levels for the Company's high performance wire products in 1995 were more than 100% higher than in 1994.

    Accounts receivable were $126.6 million at year end 1995 compared to $99.4 million at the end of 1994. Higher fourth quarter sales revenue at each of the Company's major operations accounted for slightly more than half of the higher receivable balances, with acquisitions made in 1995 accounting for the remainder of the increase, or approximately $12.9 million. Receivables continue to be aggressively managed across the Company, as the average number of days accounts receivable remained outstanding declined 7% from 1994.

    Inventories, valued primarily by the last-in, first-out (LIFO) method, were $121.7 million at December 31, 1995 compared to $74.9 million at December 31, 1994. Nearly 63% of the $46.8 million increase related to acquisitions made in 1995. The remainder of the increase in year-end inventories was attributable to the General Industry segment and container manufacturing operations. Specialty tires and wheels operations accounted for $7.7 million of the Company's increased inventory levels at year-end, reflecting strong demand and backlog as well as the operations' efforts to be more responsive to its markets, which are cyclically stronger in the first half of the year. Foodservice plastics operations also recorded higher inventory levels at the end of 1995, further strengthening its ability to effectively fill customers' orders while adding to its product offerings.

    Working capital was $153.7 million at December 31, 1995 and $164.7 million at December 31, 1994. Cash balances decreased $67.8 million at year end 1995 versus 1994 due principally to the Company's acquisition program. Increased end-of-year sales and production activity is reflected in both receivables and inventory balances, as well as current liabilities at December 31, 1995.

    Capital expenditures totaled $37.5 million in 1995 and $31.1 million in 1994. Construction Materials operations completed a new, state-of-the-art, rubber mixing system, which commenced full production in April 1996. The new system will allow for significant capacity increases and improve raw material and production efficiencies. Other significant projects in 1995 included the purchase of additional molds and assets to expand specialty tires and wheels operations in China, expansion of molding production capabilities at custom plastics and rubber operations, and the purchase of presses and molds to increase capacity and product availability for foodservice plastics operations. In 1994, the major components of capital spending were the purchase of machinery and equipment for the Company's container manufacturing operation and the purchase of manufacturing equipment to establish specialty tires and wheels operations in China.

    Cash flows provided by operating activities were $55.7 million in 1995 compared to $72.6 million in 1994. Planned increases in inventory levels, principally in the General Industry segment, resulted in a decrease in operating cash at year-end. Investing activities, primarily Company acquisitions and capital expenditures, increased in 1995 to $100.7 million versus $38.8 million in 1994. The Company purchased $9.4 million of treasury stock and paid $12.9 million in dividends in 1995. In 1994, the Company obtained $8.0 million in long-term financing (which has since been repaid), purchased $10.9 million of treasury stock and paid $11.6 million in dividends. In addition, $11.0 million of treasury stock was issued for the acquisition of Sparta Brush Company. The Company's primary liquidity and capital resources are its operations, bank lines of credit and long-term borrowings.

    The Company recognizes the importance of its responsibilities toward matters of environmental concern. Programs are in place to monitor and test facilities and surrounding environments, as well as to recycle materials where practical. The Company did not incur any material charges relating to environmental matters in 1995 or prior years. Most of the Company's subsidiaries and divisions engage in the manufacturing of products from raw materials. The Company's manufacturing activities are subject to a broad range of environmental laws and regulations, and some of the subsidiaries' operations use materials which, if released to the environment, could give rise to liability for remediation of contamination or for damage to natural resources. Each of the Company's subsidiaries has an existing environmental management program, and the Company is currently developing a corporate-wide environmental assessment program as a part of its overall strategy for assuring compliance with environmental laws. The Company has, from time to time, incurred remedial cost obligations resulting from the operations of its subsidiaries, or which it inherited when it acquired a subsidiary. The Company believes that all such obligations, in the aggregate, are not material.

YEARS ENDED DECEMBER 31, 1994 AND 1993

    Net sales in 1994 were $692.7 million, an increase of 13% over 1993 net sales of $611.3 million. Net earnings increased to $35.6 million, a 25% improvement over 1993 net earnings of $28.4 million. Each of the Company's three segments recorded improvements over the operating results reported in 1993. While raw material cost increases and operational start-up costs affected gross margins during 1994, the Company was able to achieve a ratio of selling and administrative expenses to sales of 14.9% compared to 16.1% in 1993.

    In October 1994, the Company acquired the coatings and waterproofing business of Quaker Construction Products, Inc. This acquisition increased the Company's presence in the waterproofing segment of the commercial construction industry and allowed the Company to solidify its position as a full service supplier to the roofing industry. Two divestitures were also completed during 1994 as the Company sold its DSI and NETstor operations to third parties. DSI, which sells connectivity and migrating systems, and NETstor, which develops and sells storage management software, contributed $6.6 million and $9.9 million to the Company's net sales in 1994 and 1993, respectively, as part of the General Industry segment.

    Construction Materials segment net sales increased 17% in 1994 to $288.6 million compared to $247.6 million in 1993. Domestic non-residential roofing sales accounted for a majority of the increase as over 25% more square feet of roofing membrane was shipped in 1994 versus 1993. Market share gains were achieved from increased participation in the private label market and through strong marketing of the Company's "Sure-Seal R" roofing products. Metal roofing, coatings and waterproofing, and international operations also participated in the overall improved construction market in 1994, adding to the higher segment net sales compared to 1993.

    Transportation Products segment net sales totalled $200.2 million in 1994, a 13% increase over 1993. The Company's custom-molded and extruded plastics and rubber parts operations participated in the strong domestic automotive markets in 1994 while expanding its production capabilities. At the beginning of 1994, operation of the Company's Lake City, Pennsylvania plant was transferred from the foodservice plastics operations to this segment. The strong market, new products and additional capacity combined for an increase of over 25% in sales from these plastic and rubber operations in 1994 versus 1993. Heavy duty friction product sales to truck and trailer manufacturers continued to be strong in 1994, as truck and trailer build levels remained high throughout the year. Aftermarket friction product sales were somewhat stagnant in 1994 due to very competitive pricing. New products in both the industrial friction and braking systems operations were successfully marketed during 1994, increasing sales levels from these operations. Aircraft wire product sales declined over $2.0 million in 1994 compared to 1993. Fewer purchases of aircraft by commercial airlines and cuts in defense spending caused a recession in both the commercial and military aircraft industry, impacting 1994 sales. The Company's container manufacturing operation recorded its initial sales toward the end of 1994, contributing almost $0.5 million in sales for the year.

    General Industry segment net sales increased $17.2 million to $203.9 million in 1994 compared to 1993, a 9% improvement. The segment sales comparisons were unfavorably impacted by approximately $7.7 million due to the divestitures of DSI and NETstor and the transfer of the Lake City, Pennsylvania plant to the Transportation Products segment in 1994. Performance by the Company's specialty tires and wheels operations in 1994 resulted in an increase in sales of $19.5 million compared to 1993. Strong market share gains and the continued strength in demand for lawn and garden, trailer and golf car equipment combined for the increased tires and wheels revenues. Replacement sales were also up in 1994, though at a much lower level than sales to the original equipment market, as production capabilities were prioritized to meet the original equipment demand. Expanded foodservice plastics product offerings combined with aggressive marketing programs and the operation's strong distribution network to improve domestic sales in 1994. International sales also increased in 1994 in the first full year of operating a separate distribution facility in Europe. Overall, foodservice plastics operations increased sales by over 9% in 1994 versus 1993. High speed data wire and cable sales improved slightly in 1994.

    Construction Materials segment earnings in 1994 increased 38% over 1993. The segment's $41 million increase in net sales produced higher earnings, as margins improved slightly and operating expenses were well controlled. Margins were unfavorably impacted by increased sales of lower margin items and raw material cost increases which were unable to be passed along to customers. These negative items were offset by increased absorption of expenses achieved from the higher production levels and cost reduction programs designed to improve plant efficiencies. Selling and administrative expenses in 1994 as a percent of net sales decreased 9% compared to 1993, as streamlined administrative organizations handled the volume increases throughout the year.

    Transportation Products segment earnings improved 16% in 1994. The segment's 1994 pre-tax earnings include start-up costs of $2.7 million associated with the Company's container manufacturing operation. The other operations in the segment produced earnings increases on the strength of 1994 sales increases. Custom plastics and rubber operations achieved better margins in 1994, halting the decline caused by pricing actions in the automotive market segment. Improved efficiencies, increased expense absorption and a more profitable product mix contributed to a 5% margin rate improvement in 1994. Friction and braking systems operations effectively controlled costs and expenses as their sales volumes increased during 1994. Selling and administrative expenses as a percent of net sales improved 10% for these operations in 1994. The friction operation's joint venture in Mexico was not profitable in 1994 and its Brazilian operation was shut down during the year, negatively impacting earnings of the segment by over $1.5 million on a pre-tax basis in 1994. Aircraft wire operations, despite a $2.2 million reduction in sales, maintained consistent profitability between 1994 and 1993.

    General Industry segment earnings increased 13% in 1994 versus 1993. Specialty tires and wheels operations achieved an earnings improvement in 1994 despite declining gross margins. Raw material cost increases, pricing pressure and start-up costs associated with a new manufacturing site in China contributed to lower gross margins. Lower selling and administration expenses on a $19.5 million increase in sales in 1994, however, created an earnings improvement of over 25% compared to 1993. Foodservice plastics operations were able to improve margins in 1994 on higher production volumes while absorbing higher material costs. Operating expense ratios were improved, contributing to an overall earnings improvement from foodservice plastics operations of over 20% in 1994. Offsetting the gains made by the two major operations of this segment in 1994 were expenses and reduced earnings associated with the divested operations of NETstor and DSI, and Vistatech's ceramic tape operation.

    Gross margins were 25.5% in 1994 compared to 25.9% in 1993. Manufacturing start-up costs and under-absorbed overhead at the Company's container manufacturing and ceramic tape operations, as well as the divestiture of DSI and NETstor resulted in the decline in margins in 1994. All major operations within the Construction Materials and Transportation Products segments, as well as foodservice plastics operations, improved gross margins in 1994.

    Across most operations, raw material costs rose in 1994, but little success was achieved in passing these increased costs through to customers. Higher production volumes, however, allowed manufacturing expenses to be more effectively absorbed resulting in improved gross margins at most operations in 1994.

    Selling and administrative expenses as a percent of sales declined to 14.9% in 1994 from 16.1% in 1993. The strong performance in controlling expenses was evident in the fact that selling and administrative expenses rose just $4.5 million to support the 1994 sales increase of $81.4 million. The best improvement in expense control was achieved by Construction Materials operations, as programs to reduce administrative expenses and improve productivity were effectively in place in 1994. General Industry operations also contributed to the lower expense ratios as both specialty tires and wheels and foodservice plastics operations maintained strong cost controls. Friction and braking systems operations successfully reduced selling expenses while increasing sales over 7% in 1994.

    Research and development expenses increased to $11.9 million in 1994 compared to $11.2 million in 1993. The additional research and development expenses incurred as a result of the start-up of the Company's container manufacturing operations conributed to the increase in 1994. Construction Materials operations also incurred higher research expenses in 1994, as a number of product development projects were on-going throughout the year.

    Interest expense was $4.6 million in 1994 compared to $4.3 million in 1993. In the second half of 1994, the Company secured $8.0 million of low-rate, industrial development bonds to finance equipment purchases for its container manufacturing operations. This action, along with higher interest rates in the latter half of 1994, contributed to the higher interest expense in 1994.

    Income taxes were computed for financial statement purposes at 39.5% in 1994, the same rate used in 1993. The increase in the corporate federal tax rate legislated in 1993 is reflected in the 1994 and 1993 income tax rate for the Company.

    Net earnings increased 25% to $35.6 million, or $2.30 per share, in 1994 compared to net earnings of $28.4 million, or $1.83 per share, in 1993. Strong operating performances by each of the Company's major operations accounted for the improvement in earnings in 1994, despite the absorption of $2.7 million of initial year costs of the Company's container manufacturing operation.

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. EXCEPT AS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS DEFINED IN THE ACCOMPANYING PROSPECTUS HAVE THE SAME MEANINGS WHEN USED HEREIN.

GENERAL

    The Notes will be limited to $150,000,000 aggregate principal amount and will mature on January 15, 2007. The Notes will be issued pursuant to an Indenture dated as of January 15, 1997. Interest at the annual rate set forth on the cover page of this Prospectus Supplement will accrue from January 15, 1997 and is to be payable semiannually in arrears on January 15 and July 15 of each year, commencing July 15, 1997, to the Persons in whose names the Notes are registered at the close of business on the preceding January 1 and July 1, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. All payments on the Notes will be made in United States dollars.

    The Notes will be general unsecured obligations of the Company and will rank PARI PASSU with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes may not be redeemed or repaid prior to maturity and will not be subject to any sinking fund.

    The discharge and defeasance provisions and the covenant provisions described in the accompanying Prospectus under the caption "Description of Debt Securities--Covenant Defeasance and Defeasance" and "--Covenants Applicable to Senior Securities" will apply to the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                 PRINCIPAL
                                                                                 AMOUNT OF
    UNDERWRITER                                                                    NOTES
-----------------------------------------------------------------------------  --------------
Goldman, Sachs & Co..........................................................  $  112,500,000
J.P. Morgan Securities Inc...................................................      37,500,000
                                                                               --------------
    Total....................................................................  $  150,000,000
                                                                               --------------
                                                                               --------------

    Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    J.P. Morgan Securities Inc. is an affiliate of Morgan Guaranty Trust Company of New York, which is the agent and a lender under the Revolving Credit Facility and has in the past, and may in the future, engage in other commercial banking transactions with the Company. The Company intends to use a portion of the net proceeds of this offering to repay all amounts outstanding under the Revolving Credit Facility, and Morgan Guaranty Trust Company of New York will receive in excess of 10% of such net proceeds (not including underwriting compensation). Because more than 10% of the net proceeds of the offering will be received by an entity who is affiliated with a member of the National Association of Securities Dealers, Inc. (the "NASD") who is participating in the offering, the offering is being conducted pursuant to Rule 2720(c)(8) of the Conduct Rules of the NASD. In accordance with this provision, Goldman, Sachs & Co. has agreed to act as "qualified independent underwriter" and has recommended a price in compliance with the requirements of Rule 2720. Goldman, Sachs & Co. will receive compensation from the Company in the amount of $10,000 for serving in such role. In connection with this offering, Goldman Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part.

                                 LEGAL MATTERS

    The validity of the Notes will be passed upon for the Company by Dewey Ballantine, New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York.

                                   PROSPECTUS

                                  $300,000,000

                        CARLISLE COMPANIES INCORPORATED

                                DEBT SECURITIES

    Carlisle Companies Incorporated (the "Company") may from time to time offer, together or separately, its unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities") in amounts, at prices and on terms to be determined at the time of the offering, which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities"). The aggregate initial offering price of the Debt Securities offered hereby will not exceed
U.S. $300,000,000 or its equivalent in any other currency, currency unit or composite currency determined at the applicable exchange rate at the time of sale.

    For each offering of Debt Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement"), which sets forth, where applicable, the designation or title of such Debt Securities, the maturity of such Debt Securities, the aggregate principal amount, premium (if any), the rate or rates of interest (which may be fixed or variable) or the method of calculation, and the date or dates and place or places of payment thereof, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, the currency or currencies, currency unit or units or composite currency or currencies ("Currency") in which such Debt Securities will be denominated (if other than U.S. dollars), any terms of subordination, the form of such Debt Securities (which may be in registered, bearer or global form) and the initial public offering price, the purchase price and net proceeds to the Company. The Prospectus Supplement will also contain information, as applicable, concerning certain material United States Federal income tax considerations relating to the particular Debt Securities offered thereby.

    The Company may sell Debt Securities to or through underwriters, and may also sell Debt Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 23, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 where certain securities of the Company are listed. The Commission maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon the payment of fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Current Reports on Form 8-K dated August 9, 1996, October 4, 1996 and (iv) the Company's amendment on Form 8-K/A dated December 9, 1996 to its Form 8-K dated October 4, 1996.

    All reports and other documents filed by the Company pursuant to Section 13
(a), 13 (c), 14 or 15 (d) of the Exchange Act after the date of this Prospectus and before the termination of any offering of Debt Securities made hereby will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person, including any beneficial owner, to whom a Prospectus is delivered upon the written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this Prospectus). Requests for such documents should be submitted in writing, addressed to Steven J. Ford, Secretary, Carlisle Companies Incorporated, 250 South Clinton Street, Suite 201, Syracuse, New York 13202.

                                  THE COMPANY

    The Company manufactures and distributes a wide variety of products for industry, primarily of rubber, plastics and metal content. Its products include both components used by other companies in the manufacture of capital and consumer goods and those for the aftermarket. The Company is the leading producer, or among the leading producers, of many of its lines.

    Sales of the Company's products are reported by distribution to one of the following three industry segments: Construction Materials, Transportation Products and General Industry. The Company's principal products and services in each of these industry segments include:

        Construction Materials--elastomeric membranes, adhesives and related products for roofing systems and water barrier applications and outdoor recreation tiles.

        Transportation Products--custom manufactured rubber and plastic products for the automotive market (including precision molded engine components and blow molded bumper beams), brake linings and pads for heavy duty trucks, trailers and off-road vehicles, specialty friction products, brakes and actuation systems for construction equipment, refrigerated containers, insulated wire products, specialized lowbed transport trailers and specialized dump bodies and trailers.

        General Industry--molded plastic foodservice products, small pneumatic tires, stamped and roll-formed wheels, insulated wire products and stainless steel in-plant processing equipment and their related process control systems.

    Carlisle Companies Incorporated was incorporated in 1986 in Delaware as a holding company for Carlisle Corporation, which began operations in 1917, and its wholly-owned subsidiaries. Unless the context of this Prospectus otherwise requires, the term "Company" refers to Carlisle Companies Incorporated and its wholly-owned subsidiaries and any divisions or subsidiaries they may have. The Company's diversified manufacturing operations are conducted through its subsidiaries. The principal executive offices of the Company are located at 250 South Clinton Street, Suite 201, Syracuse, New York 13202, and its telephone number is (315) 474-2500.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's ratio of earnings to fixed charges for periods indicated:

                                                                 NINE MONTHS
                                                                    ENDED
                                                             SEPTEMBER 30, 1996              YEAR ENDED DECEMBER 31,
                                                            ---------------------  --------------------------------------------
                                                                                      1995        1994       1993       1992
                                                                                      -----     ---------  ---------  ---------
Ratio of Earnings to Fixed Charges........................             8.22              8.70        9.73       9.89       7.78


                                                              1991
                                                            ---------
Ratio of Earnings to Fixed Charges........................       3.06

    For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes of the Company and its subsidiaries, including working capital, capital expenditures, to finance acquisitions and to repay, redeem or repurchase its outstanding indebtedness. Pending such use, proceeds may be invested in marketable securities. Information concerning the Company's capital expenditures and acquisitions is set forth in the documents incorporated herein by reference and may be set forth in the Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, as well as any modification or addition to the general terms of the Debt Securities as herein described that may be applicable to a particular series of Debt Securities, will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to the Prospectus Supplement relating thereto and to the following description.

    The Debt Securities will be issued under an Indenture dated as of January 15, 1997, as it may be supplemented from time to time (the "Indenture"), between the Company and Fleet National Bank, Trustee (the "Trustee"). The Indenture provides that there may be more than one trustee thereunder, each with respect to one or more series of Debt Securities. In the event that there is more than one trustee under the Indenture, the powers and trust obligations of each trustee as described herein will extend only to the series of Debt Securities for which it is Trustee. The following statements with respect to the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Capitalized terms used herein are defined in the Indenture unless otherwise defined herein. Parenthetical references below are to the Indenture and, whenever any particular section of the Indenture or any term defined therein is referred to, such section or definition is incorporated herein by reference.

GENERAL

    The Debt Securities offered hereby will be limited to an aggregate initial offering price of U.S. $300,000,000 or its equivalent in any other Currency determined at the applicable exchange rate at the time of sale. The Indenture does not limit the amount of Debt Securities that can be issued thereunder and provides that additional Debt Securities may be issued in one or more series thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. The Debt Securities will be unsecured obligations of the Company. The Senior Securities will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company, as described under "--Subordination," as such provisions may be revised by the Prospectus Supplement relating thereto.

    The Prospectus Supplement accompanying this Prospectus sets forth a description of the particular Debt Securities offered thereby including: (i) the specific designation or title of such Debt Securities; (ii) the denominations in which such Debt Securities are authorized to be issued, if other than $1,000 or any integral multiple thereof in the case of Registered Securities and $5,000 in the case of Bearer Securities; (iii) the aggregate principal amount of such Debt Securities; (iv) the date or dates on which the principal of such Debt Securities will be payable or the method of determining such date or dates; (v) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which such Debt

Securities will be issued; (vi) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (vii) the place or places where principal of, premium (if any) and interest, if any, on such Debt Securities will be payable; (viii) the terms, if any, for redemption at the option of the Company or the holders of such Debt Securities, and for any repurchase or repayment; (ix) the date from which interest, if any, will accrue and the date or dates on which interest, if any, will be payable and the record date or dates therefor, or the method by which such date or dates will be determined; (x) the provision for any sinking fund or analogous payments; (xi) if other than U.S. dollars, the Currency in which such Debt Securities may be issued or payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a Currency other than that in which such Debt Securities are stated to be payable; (xii) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (xiii) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (xiv) the application, if any, of any defeasance or covenant defeasance provisions with respect to such Debt Securities or; (xv) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (xvi) any terms for subordination of such Debt Securities; (xvii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both, any restrictions applicable to the offer, sale and delivery of Bearer Securities and the terms, if any, upon which Bearer Securities may be exchanged for Registered Securities and vice versa (if permitted by applicable laws); and (xviii) any other special terms pertaining to such Debt Securities.

    Unless otherwise specified in the applicable Prospectus Supplement, (i) the Debt Securities will not be listed on any securities exchange and (ii) principal and premium (if any) or interest, if any, will be payable and the Debt Securities may be surrendered for payment at the corporate trust office of the Trustee, provided that payment of interest on Registered Securities may be made at the option of the Company by check mailed to the address of, or by wire transfer to the account of, the person entitled thereto as it appears in the Security Register. Payments in respect of Bearer Securities will be made at such paying agencies outside of the United States as the Company may appoint. (Sections 301 and 1002)

    Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305) Special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to any Bearer Securities and to payment on and transfer and exchange of Bearer Securities will be described in the Prospectus Supplement. Bearer Securities will be transferrable by delivery. (Section 305)

    Some of the Debt Securities may be issued at a substantial discount (bearing no interest or interest at below market rates) ("Discount Securities") to their stated principal amount. United States Federal income tax consequences and other special considerations applicable to any such Debt Securities will be described in the Prospectus Supplement relating thereto. If any series of Debt Securities is sold for, payable in or denominated in one or more Currencies (other than U.S. dollars), applicable restrictions, elections, terms and other information with respect to such series and such Currencies, and a discussion of the United States Federal income tax and other considerations applicable thereto, will be set forth in the Prospectus Supplement relating thereto.

    The general provisions of the Indenture do not limit the ability of the Company to incur additional indebtedness and do not afford the holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. However, the Indenture contains certain covenants applicable with respect to Senior Securities which provide that neither the Company nor any Significant Subsidiary will subject certain of its properties or assets to any mortgage or other encumbrance unless the Senior Securities outstanding thereunder are secured equally and ratably with or prior to such other indebtedness thereby secured. See "Limitations on Secured Debt" and "Limitations on Sales and Leasebacks." Reference is made to the Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described herein, including any addition of a covenant or other provision providing event risk or similar protection.

    The Indenture does not contain any provision that will restrict the Company from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock, nor does the Indenture contain any financial ratios, or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Indenture does not contain any provision that would require that the Company repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the credit worthiness of the Debt Securities.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture.

    "Attributable Debt" is defined to mean, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of such lease, as determined in good faith by the Company, compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but shall not include any rent required to be paid under such lease subsequent to the first date upon which it may be so terminated.

    "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other property deductible items) after deducting (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being renewable or extendable) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and other like intangibles, all as set forth on the most recent balance sheet to the Company and its Subsidiaries and computed in accordance with generally accepted accounting principles.

    "Debt" is defined to mean notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

    "Funded Debt" is defined to mean all Debt having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

    "Nonrecourse Obligations" is defined to mean Debt or lease payment obligations substantially related to (i) the acquisition of assets not currently owned by the Company or any of its Significant Subsidiaries or (ii) the financing of the construction of or improvements to equipment or facilities involving the development of properties of the Company or any of its Significant Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to the general corporate funds or the assets, in general, of the Company or any of its Significant Subsidiaries.

    "Principal Property" is defined to mean any real property, manufacturing plant, warehouse or other physical facility and related fixtures and improvements, located in the United States of America (other than its territories or possessions), owned by the Company or any Subsidiary and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets, other than any such facility or portion thereof which the Board of Directors of the Company declares by resolution is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

    "Senior Indebtedness" is defined to mean all Debt of the Company, including principal and interest (and premium, if any) (including, without limitation, any interest that would accrue but for the occurrence of any event specified in paragraph (6) or (7) of "--Events of Default") on such Debt except (i) existing Subordinated Securities, (ii) such indebtedness as is by its terms expressly stated to be junior in right of payment to the Subordinated Securities, and
(iii) such indebtedness as is by its terms expressly stated to rank PARI PASSU with the Subordinated Securities.

    "Significant Subsidiary" is defined to mean any Subsidiary of the Company which owns a Principal Property, any Subsidiary which accounts for 10% or more of the consolidated annual net sales or total assets of the Company at the end of the most recently completed fiscal year and any Subsidiary which owns directly or indirectly stock of a Significant Subsidiary.

    "Subsidiary" is defined to mean a corporation whose accounts are consolidated with those of the Company in accordance with generally accepted accounting principles.

COVENANTS APPLICABLE TO SENIOR SECURITIES

    LIMITATIONS ON SECURED DEBT

    The Company has covenanted that it will not itself, and will not permit any Subsidiary to, create, incur, issue, assume or guarantee any Debt secured after the date of the Indenture by pledge of, or mortgage or other lien ("Mortgage") on, any Principal Property of the Company or any Significant Subsidiary, or any shares of stock or Debt of any Significant Subsidiary without effectively providing that the Senior Securities of all series issued pursuant to the Indenture (together with, if the Company shall so determine, any other Debt of the Company or such Significant Subsidiary then existing or thereafter created which is not subordinate to the Senior Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured Debt, so long as such secured Debt shall be so secured, unless after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding which would otherwise be prohibited, plus all Attributable Debt of the Company and its Significant Subsidiaries in respect of sale and leaseback transactions (as defined in "--Limitations on Sales and Leasebacks") occurring after the date of the Indenture which would otherwise be prohibited by the covenant described in "--Limitations on Sales and Leasebacks," would not exceed 10% of the Consolidated Net Tangible Assets.

    This restriction does not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by: (i) Mortgages existing on the date of the first issuance of Debt Securities under the Indenture; (ii) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Significant Subsidiary; (iii) Mortgages in favor of the Company or any Signicant Subsidiary;
(iv) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute; (v) Mortgages on any real or personal property existing at the time of acquisition thereof or created within one year of such acquisition; (vi) Mortgages to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost or construction or improvement of the property subject to such Mortgage, PROVIDED, HOWEVER, that (a) the principal amount of any Debt secured by such Mortgage does not exceed

100% of such purchase price or cost and (b) such Mortgage does not extend to or cover any other property other than such item or property and any improvements on such item; (vii) Mortgages securing industrial revenue, development or similar bonds; (viii) Mortgages created in connection with a project financed, or assets acquired, with, and created to secure any Nonrecourse Obligations; and
(ix) any extension, renewal, refunding or replacement (or successive extensions, renewals, fundings or replacements), as a whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (viii), inclusive; PROVIDED, HOWEVER, that (a) such extension, renewal, refunding or replacement Mortgage shall be limited to all or a part of the same property, shares of stock or Debt that secured the Mortgage extended, renewed, refunded or replaced (plus improvements on such property) and (b) the Debt secured by such Mortgage at such time is not increased.

    LIMITATIONS ON SALES AND LEASEBACKS

    The Company has covenanted that it will not itself, and will not permit any Significant Subsidiary to, enter into any sale or leaseback transaction (except a lease for a temporary period, including renewals, not exceeding three years and except leases between the Company and a Significant Subsidiary or between Significant Subsidiaries) unless, (i) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such transactions occurring after the date of the Indenture and existing at such time (other than such sales and leaseback transactions as are in compliance with the provisions described in clause (ii) of this paragraph) plus all secured Debt then outstanding of the Company and its Significant Subsidiaries incurred after the date of the Indenture which would otherwise be prohibited by the covenant described in "--Limitations on Secured Debt" above, would not exceed 10% of Consolidated Net Tangible Assets; or (ii) (a) the gross proceeds of the sales or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (b) within one year after such sale or transfer shall have been made by the Company or by a Significant Subsidiary, the Company or such Significant Subsidiary (1) applies all of the net proceeds to the retirement of Funded Debt of the Company or any Significant Subsidiary (other than at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision) or (2) applies or commits to apply all of the net proceeds to the purchase of property, facilities or equipment (other than property, facilities or equipment involved in such sale) which will constitute Principal Property.

SUBORDINATION

    The payment of the principal of (and premium, if any, on) and interest, if any, on the Subordinated Securities is expressly subordinated, to the extent and in the manner set forth in the Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness of the Company. (Section 1401) If so indicated in the applicable Prospectus Supplement, the provisions regarding subordination of the Subordinated Securities set forth in Article Fourteen of the Indenture (or the definition of the term "Senior Indebtedness" or any other term used therein) may differ from the provisions set forth below.

    The Company will not pay principal of, premium (if any) or interest on the Subordinated Securities or make any deposit pursuant to the provisions described under "--Satisfaction, Discharge and Defeasance Prior to Maturity or Redemption" below and may not repurchase, redeem or otherwise retire any Subordinated Securities if (i) any payment of principal, premium (if any) or interest, if any, on any Designated Senior Debt is not paid when due (after giving effect to any applicable grace periods) or (ii) any other default on Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived or has ceased to exist and any such acceleration has been rescinded or such Designated Senior Debt has been discharged or paid in full. However, the Company may make any payment with respect to Subordinated Securities without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the representative of the Designated Senior Debt with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing.

    Upon any distribution of the assets of the Company upon a total or partial liquidation or dissolution or any reorganization or similar proceeding (including bankruptcy, insolvency or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of the Company's assets and liabilities) relating to the Company or any of its property (except in connection with a merger or consolidation under Article Eight of the Indenture), the holders of Senior Indebtedness will be entitled to receive payment in full of principal and interest (including interest accrued subsequent to the commencement of any bankruptcy proceeding) with respect to such Senior Indebtedness before the holders of Subordinated Securities are entitled to receive any payment or distribution of cash, securities (subject to certain exceptions) or other property with respect to the principal of or interest on the Subordinated Securities, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of Subordinated Securities would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to Holders of Subordinated Securities that, due to the subordination provisions, should not have been made to them, such holders of Subordinated Securities are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

    If payment of the Subordinated Securities is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Debt or the representative of such holders of the acceleration. By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of Subordinated Securities.

    If this Prospectus is being delivered in connection with the offering of a series of Subordinated Securities, the Prospectus Supplement relating thereto, or information incorporated by reference therein, will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

    The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Subordinated Securities pursuant to the provisions described under "--Satisfaction, Discharge and Defeasance Prior to Maturity or Redemption".

EVENTS OF DEFAULT

    The following are Events of Default with respect to Debt Securities of each series:

        (1) default in the payment of the principal of, or any premium on, any of the Debt Securities of such series as and when the same shall become due and payable either at Stated Maturity, upon redemption, by declaration or otherwise; or

        (2) default in the payment of any installment of interest, if any, upon any of the Debt Securities of such series as and when it shall become due and payable, and continuance of such default for a period of 30 days; or

        (3) default in the payment of any sinking fund payment, when and as due and payable by the terms of the Debt Securities of such series; or

        (4) default in the performance, or breach, of any covenant or agreement of the Company in the Debt Securities of such series in any resolution of the Board of Directors of the Company authorizing the issuance to such series, in the Indenture with respect to such series or in any supplemental indenture with respect to such series (other than a covenant or agreement a default in the performance or a breach of which is otherwise specified as an Event of Default or which has expressly been included in the Indenture and designated as being solely for the benefit of such series of Debt

    Securities other than such series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Debt Securities of such series then Outstanding, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or

        (5) a default under any debt in excess of $20,000,000 of the Company or any Significant Subsidiary (including a default with respect to Debt Securities of any series other than such series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness for money borrowed by the Company or any Significant Subsidiary (including the Indenture), whether such indebtedness is existing or shall thereafter be created, and, if not already matured in accordance with its terms, such indebtedness has been accelerated, without such involuntary acceleration having been rescinded or annulled within a period of 15 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of such series then Outstanding, a written notice specifying such default and requiring the Company to cause such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" under the Indenture; PROVIDED, HOWEVER, that, if, prior to the entry of judgment in favor of the Trustee for payment of the Debt Securities of such series, such default shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without any action on the part of the Trustee or any of the Holders; or

        (6) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

        (7) the Company shall commence a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property, or make any general assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due; or

        (8) any other Event of Default provided with respect to Debt Securities of such series. (Section 501)

    The Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of a series of any default (except payment defaults on any Debt Securities of that series ) if it determines in good faith that the withholding of such notice is in the interests of the holders of Debt Securities of such series. (Section 602)

    If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then, and in each and every such case, unless the principal of all of the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then Outstanding, by notice in writing to the Company (and to the Trustee if given by Holders), may declare the entire principal amount (or, if the Debt Securities of such series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal as may be specified in the terms of such series) of all of the Debt

Securities of such series and any premium and interest accrued thereon to be due and payable immediately, and upon any such declaration such principal amount (or specified amount) and any premium and interest accrued thereon shall become immediately due and payable.

    However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Debt Securities of that series then Outstanding may, under certain circumstances, rescind and annual such acceleration. (Section 502) For information as to waiver of defaults, see "--Modification and Waiver."

    Reference is made to the Prospectus Supplement relating to each series of Debt Securities which are Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

    No holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for any remedy under the Indenture, unless (i) such holder has previously given written notice to the Trustee of a continuing event of default with respect to the Debt Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of Debt Securities of such series then Outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding; (iii) the Trustee has failed to institute any such proceeding within 60 days after its receipt of such notice, request and offer and (iv) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the Debt Securities of such series then Outstanding. No one or more holders will have any right under any provision of the Indenture to affect, disturb or prejudice the rights of any other holder of Debt Securities or to obtain priority or preference over any other holders, or to enforce any right under the Indenture except in the manner provided in the Indenture and for the equal and ratable benefit of all the holders of Outstanding Debt Securities. (Section 507)

    The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Debt Securities of that series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series, unless the Trustee shall determine that the action specified would be in conflict with any rule or law or the Indenture or would be unduly prejudicial to the interests of the holders of Debt Securities of such series not joining in such direction. (Section 512)

    The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1006)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Securities of each series affected thereby (each such series voting as a single class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal, or any installment of principal of or interest on, any Security, (b) reduce the principal amount thereof, or reduce any premium thereof or change the time of payment of any premium thereon, (c) reduce the rate or change the time of payment of interest thereon, if any, (d) reduce any amount payable on redemption of any such Security (if any), (e) reduce the Overdue Rate thereof, (f) change the place or Currency of payment of principal of, or any premium or interest thereon, (g) reduce the amount of principal of any Original Issue Discount Security payable upon acceleration of the Maturity thereof or the amount thereof provable in bankruptcy, (h) impair, if applicable, any right of repayment at the option of the Holder, (i) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, or (j) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

    The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007) Prior to any declaration of acceleration, the Holders of a majority in principal amount of the Outstanding Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default not theretofore cured (i) in the payment of the principal of (or premium, if any) or interest on any Debt Securities of that series or (ii) in respect of any provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

    The Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the Holders of any of the Debt Securities for any of the following purposes: (i) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of any series of Debt Securities or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to, change or eliminate any provision affecting Debt Securities not yet issued; (v) to secure the Debt Securities; (vi) to establish the form or terms of Debt Securities; (vii) to evidence and provide for a successor Trustee; and
(viii) to cure any ambiguity or correct any mistake or defect or supplement any inconsistent provision or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any Holder of Debt Securities of any series then Outstanding. (Section 901)

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge into any Person, or convey, transfer or lease all or substantially all of its assets to any Person, unless
(i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases all or substantially all the assets of the Company is organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of the Company's obligations under the Debt Securities and under the Indenture,
(ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) the Company has delivered to the Trustee an officers' certificate and opinion of counsel, each stating that the transaction complies with these conditions. (Section 801)

    In the event of any such consolidation, merger, conveyance or transfer, the Indenture provides that, if any Principal Property or any share of stock or Debt of any Significant Subsidiary would thereupon become subject to any Mortgage, all Senior Securities then Outstanding will be secured, as to such Principal Property or such share of stock or Debt, equally and ratably with (or prior to) the Debt that upon the occurrence of such transaction would become secured by such Mortgage, unless such Mortgage could be created under the Indenture with equally and ratably securing such Debt Securities. (Section 803)

COVENANT DEFEASANCE AND DEFEASANCE

    If the Company shall irrevocably deposit with the Trustee, in trust at or before maturity or redemption of the Debt Securities of any series, money and/or Government Obligations (as defined in the Indenture) that, through the payment of principal and interest in accordance with their terms, will provide funds sufficient, without reinvestment, to pay when due the principal of, premium (if any) and interest, if any, on such Debt Securities and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor, then the Company shall be released from (i) in the case of Senior Securities of any such series, its obligations under Sections 1004 and 1005 of the Indenture (being the restrictions described herein under "Limitations on Secured Debt" and "Limitations on Sales and Leasebacks") or (ii) in the case of Senior Securities or Subordinated Securities of any such series, its obligations with respect to any other covenant ("covenant defeasance"), and any omission to comply with such obligations will not constitute an Event of Default with respect to such Debt Securities. (Sections 1303 and 1304). Upon the deposit of money or securities as contemplated in the preceding sentence, the Company may elect to defease and be discharged from any and all obligations with respect to all of or a portion of a particular series of Debt Securities (except for obligations (a) to register the transfer of or exchange Securities of such series and any related coupons; (b) to replace temporary or mutilated, destroyed, lost or stolen Securities of such series and any related coupons; (c) to maintain an office or agency in respect of Securities of such series and any related coupons; and (d) to hold moneys for payment in trust) ("defeasance"). (Section 1302)

    Covenant defeasance or defeasance of Debt Securities of any series is subject to the satisfaction of certain additional conditions, including among others: (1) the absence of an Event of Default or event which, with notice or lapse of time, would become an Event of Default at the date of the deposit, (2) such covenant defeasance or defeasance will not cause any Debt Securities of such series then listed on any nationally recognized securities exchange to be delisted, and (3) such covenant defeasance or defeasance will not result in a breach of, or constitute a default under, any agreement or instrument by which the Company is bound. (Section 1304)

    If indicated in the Prospectus Supplement relating to a series of Debt Securities, Government Obligations may include obligations of the government, and obligations guaranteed by such government, issuing the Currency in which Debt Securities of such series are payable. (Section 1304)

    In order to exercise its defeasance option, the Company must deliver to the applicable Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the execution of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred. (Section 1304)

    No opinion of counsel is required in order for the Company to exercise its covenant defeasance option, but under current Federal income tax law, unless accompanied by other changes in the terms of the Debt Securities, covenant defeasance should not be treated as a taxable event to the Holders of the Debt Securities. In the event the Company effects covenant defeasance with respect to any Debt Securities and any related coupons and such Debt Securities and related coupons are declared due and payable because of the occurrence of any Event of Default (other than (a) in the case of Senior Securities, the Event of Default described in clause
(4) under "Events of Default" with respect to Sections 1004 and 1005 of the Indenture (which Sections would no longer be applicable to such Senior Securities or coupons) or (b) an Event of Default described in clause (4) or (8) under "Events of Default" with respect to any other covenant as to which there has been defeasance), the realizable value of the money and Government Obligations on deposit with the Trustee may not be sufficient to pay amounts due on such Debt Securities and coupons at the time of the acceleration resulting from such Event of Default, in that the required deposit with the Trustee is based on scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors. However, the Company would remain liable to make payment of such shortfall amounts due at the time of acceleration.

    The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described herein.

BOOK-ENTRY SECURITIES

    Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Security"). Unless otherwise provided in the Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of (and premium, if any) and interest, if any, on Debt Securities represented by a Global Security will be made by the Company to the applicable Trustee and then by such Trustee to the depository.

    The Company anticipates that any Global Security in registered form will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Additional or differing terms of the depository arrangements will be described in the Prospectus Supplement.

    So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

    If (i) DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days following notice to the Company, (ii) the Company determines, in its sole discretion, not to have any Debt Securities represented by one or more Global Securities, or
(iii) an Event of Default under the Indenture has occurred and is continuing, then the Company will issue individual Debt Securities in certificated form in exchange for beneficial interests in such Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise provided in the Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

    The following is based on information furnished by DTC:

        DTC will act as securities depository for the Debt Securities. The Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Security certificate will be issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant's accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

        Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

        To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

        Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct

    Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

        Payment of principal (and premium, if any) and interest, if any, on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (and premium, if any) and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depository is not appointed, Security certificates are required to be printed and delivered.

        The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

    Unless stated otherwise in the prospectus supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

    None of the Company, any underwriter or agent, the applicable Trustee or any Paying Agent will have any responsibility or liability of any aspect of the records relating to, or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

REGARDING THE TRUSTEE

    The Indenture, by reference to Section 315 of the Trust Indenture Act, provides that, except during the continuance of an Event of Default, the Trustee shall perform only such duties as are specifically set forth in the Indenture. During the continuance of any Event of Default, the Trustee shall exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    The Trustee may acquire and hold Debt Securities and, subject to certain conditions, otherwise deal with the Company as if it were not the Trustee under the Indenture. (Section 605)

    The Trustee is a lender under certain of the Company's existing credit facilities and conducts other banking transactions with the Company in the ordinary course of the Company's business.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to purchasers or through agents.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Debt Securities will be passed upon for the Company by Dewey Ballantine, New York, New York, and may be passed upon for any underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company at December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, incorporated by reference herein from the Company's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, public accountants, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements and schedules of the Company for the year ended December 31, 1993, incorporated by reference herein from the Company's Annual Report on Form 10-K, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                  ---------
The Company.....................................        S-2
Recent Development..............................        S-3
Use of Proceeds.................................        S-3
Capitalization..................................        S-4
Selected Historical and Pro Forma Financial
  Data..........................................        S-5
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................        S-7
Description of the Notes........................       S-15
Underwriting....................................       S-16
Legal Matters...................................       S-16
                        PROSPECTUS
Available Information...........................          2
Incorporation of Certain Information by
  Reference.....................................          2
The Company.....................................          3
Ratio of Earnings to Fixed Charges..............          3
Use of Proceeds.................................          4
Description of Debt Securities..................          4
Plan of Distribution............................         16
Legal Matters...................................         17
Experts.........................................         17

                                  $150,000,000

                               CARLISLE COMPANIES
                                  INCORPORATED
                              7 1/4% SENIOR NOTES
                              DUE JANUARY 15, 2007

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                             PROSPECTUS SUPPLEMENT
                               ------------------

                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.

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